Filed by 1295908 B.C. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

ALGOMA STEEL INC.

Moderator: Brenda Stenta

June 18, 2021

10:00 am CT

Operator:	Greetings and good morning everyone. Welcome to the Fiscal 2021 Fourth Quarter Results Conference Call. During the presentation all participants will be in listen-only mode. Afterwards we will have a question-and-answer session. At that time if you have a question, please press the 1 followed by the 4 on your telephone keypad. And if at any time you need to reach an operator, please press star 0. As a reminder we are recording today, Friday, June 18, 2021. It is now my pleasure to turn the call over to Brenda Stenta, Manager of Communications and Branding. Please go ahead.

Brenda Stenta:	Good morning everyone and welcome to Algoma Steel, Incorporated’s Fourth Quarter and Full Year Fiscal 2021 Earnings Conference Call.

Leading today’s call are Michael McQuade, our Chief Executive Officer, and Rajat Marwah, our Chief Financial Officer.

As a reminder, this call is being recorded and will be made available for replay later today in the Investor section of Algoma Steel’s corporate Web site at www.algoma.com.

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On June 17, we published Algoma Steel’s audited financial results for the fourth quarter and full year.  Algoma’s financial statements and management’s discussion and analysis have been made publicly available through the Investor section of our corporate Web site.

The information that is being presented today has also been added to the requisite shareholder and lender data sites and to Algoma Steel’s corporate Web site and as a result of the recently-announced transaction with Legato Merger Corp., a copy of the presentation has been filed with the SEC through EDGAR.

Comments made on today’s call may contain forward-looking statements which involve assumptions and inherent risks and uncertainties.  Actual results may differ materially from statements made today.

With that in mind, I would ask everyone on today’s call to read the legal disclaimers on Slide 2 and 3 of the accompanying earnings presentation and to also refer to the risks and assumptions outlined in Algoma Steel’s fiscal 2021 management discussion and analysis.

Please note that our financial statements are prepared using the US dollar as our functional currency and the Canadian dollar as our presentation currency.  Our fiscal year runs from April 1st to March 31st and our financial statements have been prepared for the fiscal year ended March 31st, 2021.

Please note all amounts referred to on today’s call are in Canadian dollars unless otherwise noted.  Following our remarks, Mike and Rajat will take questions.

For maximum efficiency, we ask that all participants who wish to ask a question limit themselves to one question and one follow-up question before getting back in the queue.

I now turn the call over to our CEO, Mike McQuade, for his prepared remarks.

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Michael McQuade:	Thank you, Brenda. Good morning. Welcome and thank you for joining our fiscal 2021 earnings call. We appreciate your continued support and interest in Algoma Steel.

There’s a tremendous amount of excitement surrounding the steel industry these days with a momentous run-up in steel prices and a sense of excitement at Algoma as we progress on our transformation journey.

Algoma achieved a number of milestones over the past 12 months and capped off our fiscal year with a solid fourth quarter performance.  Moreover, momentum continues to build with our focus on operational efficiency with benefits realized from our capital improvements and the incredible market dynamics, positioning us to generate significant free cash flow.

This combination of factors will help us pursue our strategic objectives and create increasing value for our stakeholders.

None of this would be possible without the continued dedication and efforts of our workforce.  Their continued diligence in protecting themselves, their families, their coworkers and ultimately our business in the face of the COVID-19 pandemic has allowed us to operate unimpeded and deliver strong results over the past quarter.

Beyond COVID specific workplace safety, we’ve also seen a positive impact on all of our safety metrics.

On Slide 4, you’ll see that our focus on safety continues to have a positive result on our lost time injury performance.  The heightened dedication and continued vigilance of our entire team is required as we relentlessly pursue our goal of zero workplace injuries.

We have several reasons to be very optimistic about what lies ahead for Algoma and we’ll share more details later on the call.  But first I will pass it over to Rajat to go over the financial highlights of the fourth quarter and the fiscal year.

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Rajat Marwah:	Thanks, Mike. Good morning and thank you for joining the call.

Slides 5 to 7 of the presentation highlights our performance during the 2021 fiscal fourth quarter and full year.  On the previous call, we mentioned a tremendous amount of optimism we had expected for the fourth quarter as steel prices begin to rise to record highs.

I also reminded everyone that much of the price improvement experienced through the quarter is not reflected in our earnings due to the lagging nature of our order book.  Both contract and spot orders are subject to lag due to price mechanism and (unintelligible) lead times.

We have started to see these positive results flow through our earnings and what is even more positive is that prices have only continued to rise since the last time we spoke.

On our last call, we presented guidance for the fourth quarter and I’m happy to say that we have met or exceeded these targets.  Demand improved quarter-over-quarter and as such we shipped 622,000 net tons in the quarter.

Shipments were up 14% from 548,000 net tons in the prior quarter and slightly up from 620,000 net tons in the same quarter of last year.

During this period, we also successfully completed our first arc on a new ladle metallurgy furnace which will debottleneck our facility, increase production and allow us to take advantage of today’s robust market conditions.

For the full year, we shipped 2.1 million tons, lower than fiscal 2020 by 203,000 net tons which were attributable to the substantial drop in steel shipments during the early part of the year on account of COVID-19 pandemic.

In the fourth quarter, we had rebounded to near full capacity at approximately 96%.

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On steel revenue was around 633 million in Q4, up 50% from 421 million in the prior quarter, driven by higher shipment volume and higher net sales realization due to unprecedented demand.

In comparison to the same quarter of the prior fiscal year, revenue increased by 140 million as net sales realization were higher by 234 net tons, resulting in a 28% increase in steel revenue.

For the full year, steel revenue total 1.77 billion, 8% lower than steel sales of 1.9 billion in fiscal 2020, predominantly result of lower shipping volume during the onset of the pandemic.

On the cost side, Algoma’s cost of goods sold per ton reduced slightly quarter-over-quarter as we continue to see benefits from the cost saving initiatives under (Project Aurora).

To date, we have experienced a run rate savings of approximately 35 million on an annualized basis and we remain on track to reach 50 million by the end of calendar 2021.

For the full year, Algoma’s cost of goods sold was $646 per net ton, 12% lower than fiscal 2020 cost of goods sold per ton of 732.  The decrease in cost of sales products sold on a per-ton basis was a result of a reduction in the purchase price of many inputs such as alloys, scrap and natural gas as well as certain cost control measures that were put in place to mitigate the deteriorating market conditions at the onset of the pandemic.

We generated $167 million of EBITDA during the quarter which beats our guidance of 140 million.  This is moving from 12 of EBITDA in the prior quarter.

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We are beginning to reap the rewards of higher price movement moving through our results.  However, due to the lagging nature of our order, we will see the full impact of today’s high prices in the subsequent fiscal quarters.

This brings us to a full year EBITDA of 199 million, a significant improvement over last year’s breakeven performance.

On the cash position, our cash was 21 million at the end of fiscal year with availability of 201 million under the revolving credit facility for a total liquidity of 222 million, in line with our guidance of 200 million.  It should be noted that Algoma elected to enter into a commodity-based swaps as part of a strategy to minimize the earnings volatility associated with exposure to hot rolled coil and natural gas swaps.

Algoma’s liquidity was impacted as we were required to push margin to cover potential exposure.  At March 31st, Algoma had posted margins of approximately 49 million to cover unrealized hedging liability which will settle over the course of 2021 and ‘22.

During the fiscal year, approximately 4.2 million of hedging loss flowed through revenue which negatively impacted EBITDA.  Algoma seeks to lock in price on approximately 5% of its order book at or above threshold mid-cycle EBITDA margins and currently has approximately 100,000 tons which settles date during 2021 and 2022.

March generally marks the low point of Algoma’s inventory as Algoma utilizes inventory that is stockpiled prior to the winter closure of (unintelligible) traffic.  While Algoma’s inventory dropped by 110 million, this was more than offset by increase in accounts receivable on account of higher sales volume and prices.

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With that in mind, I’ll turn to Slide 8 to discuss more detail changes in working capital.  Please note that the chart shows on Slide 8 only includes inventory, trade receivable and accounts payable net of prepaid which are the main drivers of working capital movement.

Before we get into the details, I want to reiterate that our financial statements are prepared using the US dollar as our functional currency and the Canadian dollar as our presentation currency.

As a result, there was a tremendous impact of exchange variation on the reported financial results.  For context, the exchange rate at December 31st, 2020 was 1.2732 as compared to 1.2575 at March 31st, 2021. This is even further exaggerated when comparing year-over-year results as the Forex rate as of March 31st, 2020 was 1.4062.  This significant appreciation of Canadian dollar versus US counterpart has an impact on balance sheet item as they are converted at the end of the trade.

When comparing against the prior quarter, inventory decreased by 110 million over the quarter from 525 million to 415 million.  Raw material inventories decreased by 134 million as we released inventory from our winter supply of raw material.

Offsetting this decrease was an increase in work in progress and finished goods inventory totaling approximately 24 million.  This increase was a result of restocking that occurred during the quarter as we move back to full foundry production following maintenance activity performed in the prior quarter.  That was therefore during the pandemic period.

Accounts receivable increased by 116 million from the prior quarter.  This increase is attributable to the significant increase in both sales realization and shipping volume.

Accounts payable have an 18 million favorable impact versus the prior quarter.

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When comparing the same quarter year-over-year, our working capital is approximately $22 million higher than March of 2020.  This was mainly attributable to higher receivables due to higher net sales realization during the quarter versus the prior year.

I’ll now hand it over to Mike who will speak to our current outlook, provide some directional guidance and an update on the business.

Michael McQuade:	Thanks, Rajat. Our 2021 fiscal year was somewhat of a rollercoaster ride, beginning the year with tremendous uncertainty surrounding the outbreaks of the COVID-19 pandemic, (unintelligible) steel demands and then ending the year with unprecedented demand and record pricing.

I want to congratulate our team for the continued focus and efforts that delivered substantial results in the fourth quarter, capping off our fiscal year on an extremely positive note and setting us up for even better things to come in fiscal 2022.

Our last call was held February 26th.  And at that time, we were already in record territory for steel selling prices.  Index prices have continued to steadily rise and now sit at over US$1650 per net ton.

Flat rolled steel demand remains strong across our customer universe and the momentum gained in the fourth fiscal quarter continues.

Customer inventories remain low.  Lead times are extended.  And with the lagging price mechanics of our order book, we can expect today’s strong price environment flowing through our earnings into our subsequent fiscal quarters.

The forward curve today suggests that pricing will remain above US$1,300 per net ton for the entire calendar year 2021 and US$1,000 on average for calendar year 2022.  Supporting these numbers are other macroeconomic factors such as expected GDP growth, proposed infrastructure spend, strong tariff protection for the North American market and consolidation among some steel peers.

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There’re also very attractive trends in key end markets including a dramatic recovery in automotive production despite the ongoing chip supply issues.  All of these factors provide a very positive forward-looking guidance.

Shipments in the first fiscal quarter of 2022 will be in line with the fourth quarter.  We expect volumes to be in 615,000 net ton range, plus or minus, as the additional capacity from the number two LMS is offset by the regular maintenance that is avoided during the winter months in Sault Ste. Marie.

Net realizations will be directionally higher as we will see the prices climb month by month in parallel with the significant index price increases we have experienced.

The first quarter will not reflect today’s market prices due to the lagging nature of our sales and extended lead times.  That said, we expect further upside on pricing in the July to September quarter.

We can expect EBITDA performance of approximately $250 million.

From a liquidity perspective, we anticipate to have liquidity of approximately 300 million at the end of June including full availability of a revolving credit facility.

These record steel prices present perhaps a once-in-a-lifetime cash generation opportunity for Algoma.  Despite this, our team remains laser focused on the things that are squarely under our control.  We continue to reap the benefits from our (Project Aurora) efficiency initiatives and to date have reduced over 35 billion from our cost on a sustained annualized basis and we’re not done, charging an additional 15 million by the end of calendar 2021.

Driven by our employees, we’ve implemented both capital and operational improvements that helped deliver the strong earnings performance in the past quarter and will continue to generate significant value in the quarters and years to come.

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On each and every call, we have highlighted elements of our strategic approach, whether it is our approach to risk management, talent building, performance management or strategic CapEx.  We continue to strengthen the core including our people and their assets and we remain focused on building these growth platforms that will create a sustainable future.

Over the past 18 months, our team embarked upon a discovery exercise, exploring the potential of a transformational conversion of our operations to electric steelmaking.  This proposed transformation has the potential to provide numerous benefits including incremental capacity and improved and more variable cost structure and a significant reduction in greenhouse gas emissions.

The strength of the steel market, the value drivers of Algoma including our capital investments, operating cost improvements combined with the potential to drive further value with an electric car transformation positions Algoma for success and ultimately resulted in the proposed merger agreement with Legato Merger Corporation.

The proposed transaction will provide Algoma with an enhanced capital structure and investment capital to support transformative investments that are expected to drive financial performance and sustainable returns through the steel pricing cycle, adding value to all of our stakeholders including our shareholders.

I’ll now turn it back to the operator for questions.

Operator:	Thank you very much.

Ladies and gentlemen we welcome your questions.  You may register one by pressing 1, 4 on your telephone keypad.  You will hear a three-tone prompt to

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acknowledge your request. If your question has been answered and you like to withdraw and remove yourself from the queue, you may press 1, 3. If you’re using a speakerphone, please lift your handset before entering your request. Once again for questions, please press 1, 4 on your telephone keypads now. One moment for the first question. And our first question is from Jake Gomolinski with Ellington Management. Please go ahead.

Jake Gomolinski-Ekel:	Hey, good morning and thanks for taking the questions. Can you hear me? I’m using headphones for the first time.

Michael McQuade:	Yes we can, Jake.

Jake Gomolinski-Ekel:	Okay, awesome. So I guess first question is a technical one for the balance sheet and your capital allocation thought process. Do you anticipate - we have not (unintelligible) the numbers yesterday, haven’t had a chance to run them yet. Do you anticipate that cash flow sweep kicking in on the term loan for the year ended your fiscal year?

And then also no complaints here, to be frank, but why pay down the revolver, the low-cost revolver, instead of prepaying the 10% term loan?  Is that because it's senior on - is it because it’s ABL and its senior on the working capital which is a source of cash flow?  I guess not a source of but...

Rajat Marwah:	Yes. So on the cash flow sweep going through the calculation but it shouldn’t kick in for the March 2021 year-end. So that’s on that. And on the pay down of debt, I mean, that will be a priority as we start generating cash but borrowing from ABL and being on debt may not work.

Jake Gomolinski-Ekel:	Right, no, I mean, I guess you would only be implicitly borrowing from the ABL to pay down the 10% loan. But I guess I’m just sort of asking, was that a - is that because you couldn’t or because you just, for obvious reasons, history included, you are so hyper focused on liquidity so you elected to pay down the revolver instead of using the cash up in the quarter to pay down much higher cost term loan?

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Rajat Marwah:	That’s correct. So there are certain conditions in the ABL but our focus has been on liquidity, making sure that we have enough and, you know, everybody knows the seed cycle. So it’s the new paradigm now where the pricing seems to remain high but our view has been to maintain enough liquidity and then with excess liquidity we can pay down debt.

Jake Gomolinski-Ekel:	Okay. And then I guess my second question before hopping back in queue is around the - and maybe I missed this on the SPAC call but the timing of the Legato transaction in your mind and then the - just keeping track, it’s like, you know, 306 million of equity proceeds and pipe and equity proceeds and looking at the EAF development looks like that’ll be around 500 million.

So curious how you think about plugging the 200 million gap.  I know in the Legato deck it was 250 million.  Are you just thinking about using free cash flow from operations to plug that gap or how do you anticipate doing that?  So I guess it’s timing and that 250 million gap for the (unintelligible) EAF.

Michael McQuade:	Okay. So, Jake, the two-part question, the timing is going to be very much a function of the iterations that are required as we go through the SEC review. You know, if it’s relatively clean and based on the timeline that we’ll have for filings and there are questions to turn back to us, it could be as early as mid-August.

Delays and/or questions that we go, it could stretch towards the end of the next fiscal quarter or September 30th.  So the timing is what’s called in that six-week window from mid-August through the end of September.

With respect to delta between the capital that will come to us through the merger and the balance, we’re certainly looking to de-risk the capital cost of the potential conversion to an EAF and we’d certainly look to, you know, the positive cash flow that we generate in the business as one of the top priorities is in fact to de-risk the ability to have that CapEx available to us to invest.

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Operator:	Our next question comes from Shachar Minkove with Napier Park. Please go ahead.

Shachar Minkove:	Hey, thanks for taking my question. Just two questions. First one is just, you know, you talked about this in the past but just trying to understand how long the lag times are, is it kind of a safe assumption to think through and eyeball it is that your realizations per ton, what you’re getting paid is typically about a quarter or is there - you know, is that a longer lag time?

Michael McQuade:	It’s a difficult one to model and quantify for a couple of reasons. So there is a, you know, sum that we entered into last fall that were annual fixed contracts. We then have our spot business. And that spot business, you know, in normal lead times might be as short as six weeks. But in these times, you know, unprecedented demand upwards to 12 weeks. So today’s pricing, you know, favorably impacting, we’ll call it, September when it might normally be into July and early August.

The other issue is we do have a blend of contracts that are tied to indexes and some are on a one-month and some are on a three-month lag.  So again, depending on where we are in terms of spot pricing, it’s difficult to, you know, pin it at three months or two months or four months.  It’s a blend and that blend tends to be a little bit dynamic particularly on the spot basis.

Shachar Minkove:	Okay. So maybe let me ask that question slightly different. In your guidance of EBITDA of 250 million, plus or minus, can you give us the sense of where you’re thinking in terms of realized price?

Michael McQuade:	Rajat, I’m not sure if you have an absolute number but let’s put it this way. With the extended lead times on our spot order book where we’re out into September, through September with that, obviously a fixed pricing and the three-month contracts, the contracts that are covered by a three-month lag, we’re now into that time frame. So it’s really only the August index pricing that is left as a variable for the month of September.

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Rajat Marwah:	Yes, and…

Shachar Minkove:	Okay, and then - yes?

Rajat Marwah:	No go ahead.

Shachar Minkove:	Does that also, as a result, mean that when pricing begins to roll over because the lag time - you benefit from the lag time as well?

Michael McQuade:	Yes. So we lag on the way up and lag on the way down and realize higher than the index is based on the one- to three-month.

Shachar Minkove:	So in a similar time frame.

Michael McQuade:	Yes.

Shachar Minkove:	Okay. Okay, and then the other question I had was just around the term loan given the potential for this - for the Legato transaction and how well - and, you know, probably more importantly how the business is performing. Are there any limitations on repricing or, you know, is there, like, no call on the term loan or is that possibility of that repricing or…

Michael McQuade:	Go ahead, Rajat.

Rajat Marwah:	Yes. So there is - so no restriction on pay down. So we can pay down at par right now. It’s payable, call it, at par. There’s no - there is no call out for price change but yes we can pay down without any cost.

Operator:	And we have a follow-up from Jake Gomolinski-Ekel with Ellington Management.

Please go ahead.

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Jake Gomolinski-Ekel:	Hey, thanks for taking the follow-ups here. I guess one quick follow-up and then a new question.

On the follow-up was the plugging the gap on the EAF.  I just didn’t understand exactly what you meant when you said to de-risk the capital cost of the conversion and that the positive cash flow from business is one of the top priorities.  I’m just not sure what you - are you saying that you would use free cash flow from operations to fund that or - I’m not sure what you meant.

Michael McQuade:	Yes, let me - sorry for the lack of clarity. So with that delta that you identified, we have the opportunity to earmark positive cash flows (unintelligible) this year to make sure that the capital is available to us to in fact execute that program. And it becomes a question of what are the priorities for the application of cash.

And again the priorities would be de-risking capital availability to complete the EAF transformation should we proceed followed by a look at, you know, repayable of the term loan and other potential applications.

Jake Gomolinski-Ekel:	Okay. And then on the EAF funding, I mean, you obviously had great success and part of that was due to the CCAA but the getting - especially on things that reduce emissions sort of public-private partnership with the federal government, is that something that’s been discussed on this?

Michael McQuade:	There are programs that are available to the government that we’re exploring. I think the budget that’s brought down mid-April obviously that much focus on infrastructure spend with a - with an eye to climate change and I think the Net Zero Accelerator program is an example where the government has earmarked funds to potentially attract investment to address climate change.

Jake Gomolinski-Ekel:	Okay. I wonder if this would qualify as green bonds. Sort of a - I know you had the second furnace that doesn’t run. Is that where - but the slides indicate differently. And I’m sorry if this was already addressed in the

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Legato call but the slide sort of looked like you’re going from the blast furnace today to purely EAF.  Does that mean that the current blast furnace will be shut down during the transition period or are you building the EAF on the - on blast furnace to, say - I forget the formal name of it but…

Michael McQuade:	So Number 7 is active and operating well. Number 6 is near ready. That’s (unintelligible). The potential site for the electric arc is adjacent to our current steel shop. There is a transition period where we will operate Number 7 blast furnace at a reduced operating level and use hot metal in concert with (unintelligible) and electricity and an electric arc furnace. And that’s a function of bridging the period until there’s sufficient electricity to be a 100% full charge electric arc operator.

So there’ll be an operating period, as I say, where Number 7 is the intended producer of hot metal to augment the charge into an electric arc furnace.

Jake Gomolinski-Ekel:	Okay.

Operator:	And we don’t have any other questions at this time sir.

Michael McQuade:	Okay. Well, excuse me, with that said, I’d like to thank you again for joining us today and allowing us to share the story of our incredible journey. Please stay safe and look forward to talking to you again next quarter. Thank you.

Operator:	Ladies and gentlemen that concludes our call for today. We thank you all for your participation. Have a great rest of your day. You may disconnect your line.

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Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.

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